1 INTER&CO, INC. INTER & CO, INC. (B3: INBR32; Nasdaq: INTR) (“Inter&Co” or the “Company”), a foreign private issuer registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”) as a Category “A” issuer and sponsor of the Level II Brazilian Depositary Receipts program (the “Level II Sponsored BDR Program”), further to the 6-K filings disclosed on January 26, 2026, September 2, 2026, September 8, 2026 and September 16, 2026 (jointly, the “6-K Filings”), hereby announces that the Selection Period ended on October 16, 2026. Upon completion of the Selection Period, the Level II Sponsored BDRs (ticker: INBR32) ceased trading on B3 after the close of trading on October 16, 2026. As previously disclosed, the Subsequent Period begins today, October 19, 2026, and will continue through November 17, 2026. During this period, the following steps will be completed: 1. Delivery of Unsponsored Level I BDRs (ticker: INBR34). On October 21, 2026, the Unsponsored Level I BDRs will be credited to holders of Level II Sponsored BDRs who validly elected this alternative. 2. Implementation of the Sales Facility. The Sales Facility will apply to all Class A Common Shares underlying Level Sponsored II BDRs (ticker: INBR32) for which no valid election to receive Unsponsored Level I BDRs (ticker: INBR34) or Class A Common Shares (ticker: INTR) was made during the Sepection Period. 2.1 Under the Sales Facility, the relevant Class A Common Shares will be sold on Nasdaq on a best-efforts basis by Banco Bradesco S.A., the depositary for the Level II Sponsored BDRs. The sales will be conducted during the Subsequent Period and may be completed before November 17, 2026. 2.2 After all Class A Common Shares have been sold and the proceeds have been received in full, the U.S. dollar proceeds will be converted into Brazilian reais in a single foreign exchange transaction at the prevailing USD/BRL exchange rate on the conversion date. The net amount payable for each Level II Sponsored BDR will reflect the average sale price, the foreign exchange conversion and the deduction of any taxes payable under

2 applicable law. Upon completion of the Sales Facility, the Company will disclose the results of the sales, the final average sale price and the expected payment date. The Subsequent Period does not provide holders of Level II Sponsored BDRs with an additional opportunity to make an election. Positions for which no valid election was made during the Selection Period were automatically allocated to the Sales Facility. Class A Common Shares (ticker: INTR) requested pursuant to valid elections were delivered during the Selection Period and are not part of the steps described herein. As previously disclosed, the Unsponsored Level I BDRs (ticker: INBR34) begin trading on B3 today. Additional information regarding the applicable procedures and the complete timeline is available in the prior disclosures and at https://investors.inter.co/en/bdr/. The Company will keep the market, its shareholders and BDR holders informed of the next steps in the discontinuation of the Level II Sponsored BDR Program. Belo Horizonte, October 19, 2026. RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations Legal Representative of the Company in Brazil